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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

International Isotopes Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45972C102

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

FG2 Advisors, LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45972C102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund II, Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 29,391,221
	9.	Sole dispositive power
	10.	Shared dispositive power 29,391,221
11.	Aggregate amount beneficially owned by each reporting person 29,391,221
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 45972C102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) FG2 Advisors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 29,391,221
	9.	Sole dispositive power
	10.	Shared dispositive power 29,391,221
11.	Aggregate amount beneficially owned by each reporting person 29,391,221
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%
14.	Type of reporting person (see instructions) IA

CUSIP No. 45972C102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 29,391,221
	9.	Sole dispositive power
	10.	Shared dispositive power 29,391,221
11.	Aggregate amount beneficially owned by each reporting person 29,391,221
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 45972C102
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 29,391,221
	9.	Sole dispositive power
	10.	Shared dispositive power 29,391,221
11.	Aggregate amount beneficially owned by each reporting person 29,391,221
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9%
14.	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on July 13, 2007 and amended on January 28, 2008, on April 17, 2008, on November 12, 2008 and on September 22, 2009 with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of International Isotopes Inc., a Texas corporation (the “Issuer”). The address of the executive offices of the Issuer is 4137 Commerce Circle, Idaho Falls, Idaho, 83401.

Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 5 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 5 is being filed by Firebird Global Master Fund II, Ltd. (the “Fund”), FG2 Advisors, LLC (“FG2”), James Passin (“Mr. Passin”) and Harvey Sawikin (“Mr. Sawikin” and together with FG2, the Fund and Mr. Passin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FG2 and of FGS Advisors, LLC (“FGS”). Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Firebird Management, LLC, and he is also a controlling principal of FG2 and of FGS.

FG2 is a New York limited liability company which has its principal office at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of FG2 is to serve as investment manager to the Fund and to control the investing and trading in securities of the Fund. The principal business of the Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 5, the Reporting Persons beneficially own an aggregate of 28,477,965 shares of Common Stock (the “Shares”), which represents approximately 9.7% of Issuer’s total outstanding Common Stock, and they share voting and dispositive power over the Shares. The Reporting Persons also hold a Class F Warrant (the “Warrant”), and may be deemed to beneficially own an additional 913,256 shares of Common Stock, representing approximately 0.2% of Issuer’s total outstanding Common Stock, that may be issued to the Fund upon the partial exercise of such Warrant. As of March 1, 2010, the shares beneficially owned and deemed beneficially owned by the Reporting Persons represented approximately 9.9% of the total 294,825,477 shares of Common Stock outstanding of the Issuer (including, for this purpose, shares of Common Stock that would be issued pursuant to the partial exercise of the Warrant).

(c) During the past sixty days, FG2 has, on behalf of the Fund, participated in the private placement of convertible debentures (the “Debentures”) described in this Amendment No. 5, purchasing a Debenture with a face value of $300,000 from the Issuer.

(d) Other than the Fund, which directly holds the Debenture, the Shares and other securities of the Issuer, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 24, 2010, the Fund entered into a Securities Purchase Agreement with the Issuer, whereby the Fund received the Debenture reported in this Amendment No. 5. The Debenture is not convertible into Common Stock by the Fund within 60 days of the date of this Amendment No. 5 to the extent that such exercise would result in the Fund holding more than 9.9% of the total number of issued and outstanding shares of Common Stock. The shares reported as beneficially owned by the Reporting Persons in this Amendment No. 5 therefore do not include the shares of Common Stock underlying the Debenture that are not issuable within 60 days of this Amendment No. 5. The form of the Securities Purchase Agreement was filed by the Issuer as Exhibit 2.1 to the Issuer’s Form 8-K, filed on February 25, 2010 (the “8-K”). The form of the Debenture was filed by the Issuer as Exhibit 4.1 to the 8-K.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 4, Mr. Passin, Mr. Sawikin, and FG2 expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, or FG2 is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Form of Debenture (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report of Form 8-K filed on February 25, 2010).

3. Form of Securities Purchase Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report of Form 8-K filed on February 25, 2010.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2010	FG2 Advisors, LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund II, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

/s/ James Passin
	Name:	James Passin

/s/ Harvey Sawikin
	Name:	Harvey Sawikin